

May 6, 2014

Via E-mail
Robert Y. Lee
Interim Chief Executive Officer
The Grilled Cheese Truck, Inc.
151 North Nob Hill Road, Suite 321
Fort Lauderdale, FL 33324

>   **Re: The Grilled Cheese Truck, Inc.**
>   **Amendment No. 2 to**
>   **Draft Registration Statement on Form S-1**
>   **Submitted April 22, 2014**
>   **CIK No. 0001497647**

Dear Mr. Lee:

We have reviewed your response to our letter dated March 14, 2014 and have the following additional comments.

Financial Statements

Notes to Consolidated Financial Statements, page F-6

3. Summary of Significant Accounting Policies, page F-7

o. Impairment of Long-Lived Assets, page F-11

1. We note from the disclosure included on page F-11 that the company recognized impairments of certain intangible assets and vehicles during the year ended December 31, 2013. Please revise the notes to your financial statements to include all disclosures required by ASC 820-10-50-5 for assets and liabilities remeasured to fair value on a nonrecurring basis.

16. Income Taxes, page F-29

2. We note the disclosure indicating that you have not filed federal and state tax returns for the years 2010 through 2012 and therefore may incur penalties for noncompliance. Please tell us the amount of any penalties that you have accrued in your financial statements related to these unfiled returns. To the extent you have not accrued penalties, please explain why. In addition, please revise to disclose where you record penalties and interest related to income taxes in your financial statements in accordance with ASC 740-10-50-19.

18. Subsequent Events, page F-32

3. We note that on January 23, 2014, you reached settlements with two different note holders concerning notes in default. In this regard, please revise to disclose the settlement terms including any gains or losses that you expect to recognize as a result of the settlements. Your revised disclosure should include the amounts of debt and accrued interest in default and the nature and amounts of any consideration paid to settle these debt obligations.

Form 10-K for the Year Ended December 31, 2013

Item 9A. Controls and Procedures, page 36

Management's Annual Report on Internal Control over Financial Reporting, page 37

4. Please revise to specifically state that your internal controls over financial reporting are not effective in accordance with Item 308(a)(3) of Regulation S-K.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/ cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief

cc: Via E-mail
        Sarah Williams, Esq.